Form G-FIN

Rec'd 7/5/06



06051122

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

| OFFICIAL USE |
| --- |
| 11-37 |

## Notice of Government Securities Broker or Government Securities Dealer Activities
## To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
## of the Securities Exchange Act of 1934

RECEIVED JUN 27 2006 Treasury & Market Risk

1. Check appropriate regulatory agency (ARA):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

4. A. Full name of the financial institution:

FTN Financial Capital Markets

B. Address of principal office of financial institution:

845 Crossover Lane, Suite 150     Memphis, TN  38117

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

Same

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

D. Mailing address if different from (B) or (C):

N/A

E. Name, title and telephone number of contact person with respect to this notice:

| Joel Ross | Senior VP | 901-435-8712 |
| --- | --- | --- |
| Name | Title | Telephone |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?       A. ☒ Yes       B. ☐ No

(If yes, provide addresses and describe activities.)

See Attached List

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attached List

| Last | First | Middle | Title |
|------|-------|--------|-------|
| Last | First | Middle | Title |
| Last | First | Middle | Title |
| Last | First | Middle | Title |
| Last | First | Middle | Title |

**Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

<p align="center">A. ☒ Yes       B. ☐ No</p>

**Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

| Joel | S | Ross | Senior VP |
|------|---|------|-----------|
| First | Middle | Last | Title |

| Manual Signature | | Date 6/26/06 |
|------------------|--|---------------|

## FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
### June 2006

**#5 Additional Locations**

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, and money market instruments.

99 Summer Street, Suite 1730
Boston, MA 02110

*6101 Carnegie Blvd, Suite 460*                    *Address Change*
*Charlotte, NC 28209*

500 West Madison Street, Suite 2940
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 810
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

Manhattan Towers
1230 Rosecrans Avenue, Suite 690
Manhattan Beach, CA 90266

One St. Louis Centre, Suite 3000
Mobile, AL 36602

350 Madison Avenue
New York, NY 10017

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1 Penn Center
1617 JFK Blvd, Suite 840
Philadelphia, PA 19103

3805 Crestwood Parkway
Suite 150
Duluth, GA 30096

Erie View Towers, Suite 2710
Suite 2710
Cleveland, OH 44114

1400 Old Country Road
Parkway Plaza, Suite 407
Westbury, NY 11590

10 Exchange Place
9th Floor
Jersey City, NJ 07302

303 West Main Street
Freehold, NJ 07728

1266 East Main Street
Soundview Plaza, 4th Floor
Stamford, CT 06902